Here Collection LLC

1111 Brickell Ave 10th Floor

Miami, FL 33131

VIA EDGAR

November 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Attn: Ruairi Regan

Re:Here Collection LLC (the “Company”)

Amendment Withdrawal (1-A-W)
Offering Statement on Form 1-A filed October 27, 2022 (the “10/27 Offering Statement”)

File No. 024-11993

Dear Mr. Regan:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests that the 10/27 Offering Statement and all exhibits thereto be withdrawn effective as of the date hereof or at the earliest practicable date hereafter. None of the securities that are the subject of the 10/27 Offering Statement have been sold. The reason for the withdrawal is the change in the market and financing conditions with respect to the property to be owned by the series offered in the 10/27 Offering Statement.

Should you have any questions regarding these matters, please contact our counsel Mark Schonberger of Goodwin Procter LLP at (212) 813-8842.

Very truly yours,

/s/ Corey Ashton Walters
Corey Ashton Walters

cc:	Mark Schonberger, Esq.